SECURITIE 11023524 ISSION

SEC MAIL PROCESSING RECEIVED NOV 2 6 2011 WASH, D.C. 189 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
48215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **OCTOBER 1, 2010** (MM/DD/YY) AND ENDING **SEPTEMBER 30, 2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **CAREY THOMAS HOOVER & BREAULT, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8080 E. CENTRAL, SUITE 200
(No. and Street)

WICHITA	KANSAS	67206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(316) 634-2222
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

a.s. 11/30

OATH OR AFFIRMATION

I, **JEFFREY BREAULT**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **CAREY THOMAS HOOVER & BREAULT, INC.**, as of **SEPTEMBER 30, 2011** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE L. ALLSMAN
Notary Public - State of Kansas
My Appt. Expires 10-2-2012

Signature

TREASURER
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAREY, THOMAS, HOOVER & BREAULT, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

Ohab and Company, P.A.

Certified Public Accountants

CAREY, THOMAS, HOOVER & BREAULT, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

CAREY, THOMAS, HOOVER & BREAULT, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2011

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders'
Carey, Thomas, Hoover & Breault, Inc.
Wichita, Kansas

We have audited the accompanying statements of financial condition of Carey, Thomas, Hoover & Breault, Inc. as of September 30, 2011 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carey, Thomas, Hoover & Breault , Inc. as of September 30, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 8 and10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, PA

Maitland, Florida
November 17, 2011

CAREY, THOMAS, HOOVER & BREAULT, INC.

STATEMENT OF FINANCIAL CONDITION
September 30, 2011

ASSETS

Assets:		
Cash	$	385,007
Commissions receivable		18,453
Other assets		1,283
Deposits with clearing broker		50,002
Prepaid income tax		3,830
Deferred tax asset		1,063
	$	459,638

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	105,415
Commissions and wages payable		179,442
		284,857
Stockholders' equity:		
Common stock, no par value; 10,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		62,954
Retained earnings		110,827
		174,781
	$	459,638

The accompanying notes are an integral part of these financial statements.

CAREY, THOMAS, HOOVER & BREAULT, INC.

STATEMENT OF OPERATIONS
For the Year Ended September 30, 2011

Revenues:	
Commissions and fees	$ 4,716,815
Other income	101,986
Total revenues	4,818,801
Expenses:	
Clearing fees	293,261
Compensation and commissions	3,858,891
Management fees	200,400
Professional fees	55,029
Fees	31,981
Retirement plan	100,077
Other operating expenses	243,991
Total expenses	4,783,630
Net income before provision for income taxes	35,171
(Provision) benefit for income taxes:	
Deferred income tax expense	(5,361)
Net income (loss)	$ 29,810

The accompanying notes are an integral part of these financial statements.

CAREY, THOMAS, HOOVER & BREAULT, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended September 30, 2011

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balances, September 30, 2010	1,000	$ 1,000	$ 62,954	$ 81,017	$ 144,971
Net income (loss)				29,810	29,810
Balances, September 30, 2011	1,000	$ 1,000	$ 62,954	$ 110,827	$ 174,781

The accompanying notes are an integral part of these financial statements

CAREY, THOMAS, HOOVER & BREAULT, INC.

STATEMENT OF CASH FLOWS
For the Year Ended September 30, 2011

Cash flows from operating activities:	
Net income (loss)	$ 29,810
Adjustments to reconcile net income to net cash flows from operating activities:	
(Increase) decrease in:	
Commissions receivable	71,499
Other assets	(1,033)
Deferred income tax benefit	5,361
Increase (decrease) in:	
Accounts payable and accrued liabilities	80,763
Commissions payable	(85,668)
Deferred income tax	(37)
Net cash used in operating activities	100,695
Net increase in cash and cash equivalents	100,695
Cash and cash equivalents at beginning of period	284,312
Cash and cash equivalents at end of period	$ 385,007
Supplementary disclosure of cash flow information	
Income taxes paid	$ -

The accompanying notes are an integral part of these financial statements.

CAREY, THOMAS, HOOVER & BREAULT, INC.

NOTES TO FINANCIAL STATEMENTS
September 30, 2011

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Carey, Thomas, Hoover & Breault, Inc. ("the Company") is a securities broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated in February 1995. The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker.

The Company's commission income is derived from purchases and sales of securities on behalf of customers. The Company does not engage in proprietary trading activities. The Company operations also consist of receiving commissions from transactions with mutual funds from various houses, REIT private placements, and annuity and life insurance sales. The company also derives fees from investment advisory services.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

The Company is a wholly-owned subsidiary of CTHB Investments, Inc.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At September 30, 2011, the Company had an uninsured balance of $351,984 which was held in a money market account.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and income tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

Income Taxes (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $50,000, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At September 30, 2011, the Company's had excess net capital of $111,565 and a net capital ratio of 1.77 to 1.

Note 3 – Income Taxes

At September 30, 2011, the Company had no federal net operating loss carryforward ("NOL") to offset future federal taxable income. At September 30, 2010, the Company reported a federal NOL carryforward to the current fiscal year of approximately $29,000; this carryforward NOL was fully utilized against net income reported by the Company for the fiscal year ended September 30, 2011. The Company does, however, have a state NOL of approximately $17,000 available for future years through 2020.

The Company also has a charitable contribution carryforward of approximately $2,500 that can be deducted against future taxable income. This carryforward expires September 30, 2015.

The deferred tax asset is summarized as follows:

Deferred tax asset:	
Other temporary differences	$ 687
State, net operating loss carryforwards	376
Net deferred tax asset	$ 1,063

For the year ended September 30, 2011, the Company reported a deferred tax expense of $5,361, which represents the difference between the deferred tax asset reported at September 30, 2010 of $6,424 and the deferred tax asset of $1,063 reported at September 30, 2011.

Note 4 – Commitments and Contingent Liabilities

The Company and a stockholder/manager were the subject of a claim filed by a former client in June of 2009, seeking damages in the amount of $268,000. During the year ended September 30, 2011, the Company was successful on its Motion for Summary Judgement and were dismissed from the case. The Plaintiff's attorney has appealed, and management and counsel believe the Court decision was correct and that the company will be successful on appeal, therefore the Company has not accrued a liability for this matter.

Note 5 – Related Party Transactions

CTHB Investments, Inc. is a sole common stockholder of the Company. Subject to an agreement, CTHB Investments, Inc. pays expenses of the Company including rent, postage, telephone, printing, equipment lease, computer repair, subscriptions, key man life insurance, and offices expenses. The Company is not responsible for paying or repaying any of the expenses covered by CTHB Investments, Inc.

The Company, at its discretion, paid CTHB Investments, Inc. $200,400 for management fees for the year ended September 30, 2011.

Note 6 – Subsequent Events

In accordance with the Subsequent Events Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from October 1, 2011 through November 17, 2011, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

CAREY, THOMAS, HOOVER & BREAULT, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of September 30, 2011

Computation of basic net capital requirements:		
Total stockholder's equity qualified for net capital	$	174,781
Deductions:		
Non-allowable assets		
Commission receivable		132
Other assets		1,283
Prepaid income tax		3,830
Deferred tax asset		1,063
Total non-allowable assets		6,308
Net capital before haircuts and securities positions		168,473
Haircuts:		
Securities positions		7,040
		7,040
Net capital		161,433
Minimum net capital requirements:		
6 2/3% of total aggregate indebtedness ($284,857)		
Minimum dollar net capital for this broker-dealer ($50,000)		
Net capital requirement (greater of above two requirements)	$	50,000
Net capital in excess of required minimum	$	111,433
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of September 30, 2011)		
Net capital, as reported in Company's Part IIA Focus Report	$	233,486
Adjustments:		
Accounts payable and accrued liabilities		(72,053)
Net capital, per September 30, 2011 audited report, as filed	$	161,433

CAREY, THOMAS, HOOVER & BREAULT, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2011

Total aggregate indebtedness:	
Accounts payable and accrued expenses	$ 105,415
Commissions payable	179,442
Aggregate indebtedness	$ 284,857
Ratio of aggregate indebtedness to net capital	1.77 to 1

CAREY, THOMAS, HOOVER & BREAULT, INC.

INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c3-3 AS OF SEPTEMBER 30, 2011

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

**REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3**

Board of Directors
Carey, Thomas, Hoover & Breault, Inc.
Wichita, Kansas

In planning and performing our audit of the financial statements of Carey, Thomas, Hoover & Breault, Inc. (the "Company") as of and for the year ended September 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Maitland, Florida
November 17, 2011

Ohab and Company, P.A.

100 E. Sybelia Ave. Ste. 130
Maitland, FL 32751

Certified Public Accountants
E-Mail: ohabco@earthlink.net

Phone 407-740-7311
Fax 407-740-6441

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Carey, Thomas, Hoover & Breault, Inc.
8080 E. Central
Suite 200
Wichita, KS 67206

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2011, which were agreed to by Carey, Thomas, Hoover & Breault, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Carey, Thomas, Hoover & Breault, Inc's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7T). Carey, Thomas, Hoover & Breault, Inc.'s management is responsible for the Carey, Thomas, Hoover & Breault Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2011, as applicable, with the amounts reported in Form SI PC-7 for the year ended September 30, 2011 noting no differences;

3. There were no adjustments reported in Form SIPC-7T.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers in the respective cash disbursements record entries recorded in the QuickBooks 2011, software system, supporting there were no adjustments, noting no differences.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed. There was no overpayment noted.

We were not engaged to, and did not conduct an audit, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

November 17, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 09/30, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048215 FINRA SEP
CAREY THOMAS HOOVER & BREAULT INC
8080 E CENTRAL AVE STE 200
WICHITA KS 67206-2361

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Kathy Parker 304/765-7986

2. A.	General Assessment (item 2e from page 2)		$ 3509
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid		(–)
C.	Less prior overpayment applied		(150)
D.	Assessment balance due or (overpayment)		3559
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 3359
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 3359.00	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
none

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Carey, Thomas, Hoover & Breault, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

V.P.
(Title)

Dated the ______ day of ______________, 20 ____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/01, 2010
and ending 09/30, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,818,800
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,112,850
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	293,259
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 9,191	
Enter the greater of line (i) or (ii)	9,191
Total deductions	3,415,300
2d. SIPC Net Operating Revenues	$ 1,403,500
2e. General Assessment @ .0025	$ 3,509

(to page 1, line 2.A.)